March 23, 2017

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Bio-Techne Corporation
Form 10-K for Fiscal Year Ended June 30, 2016

Filed August 29, 2016

Form 10-Q for the Quarterly Period Ended December 31, 2016

Filed February 9, 2017

DEF 14A filed September 13, 2016
File No. 000-17272

Dear Mr. Rosenberg:

This letter is written in response to the Staff’s comment letter dated February 22, 2017 on the Form 10-K of Bio-Techne Corporation (“the Company”, “we” or “our”) for the year ended June 30, 2016, the Form 10-Q for the period ended December 31, 2016, and the DEF 14A filed September 13, 2016. For ease of reference, the numbered responses correspond to the paragraphs as numbered within the comment letter. We have also included the Staff’s comment along with our response to assist in the review process.

Form 10-K for the period ended June 30, 2016

Notes to Consolidated Financial Statements

Note 4. Inventories, page 44

1. Please tell us the costs incurred in fiscal 2016, 2015 and 2014 for excess protein, antibody and chemically-based inventory, which was not valued and where those costs are recorded in the consolidated statements of earnings. Also regarding the amounts you disclose at June 30, 2016 and 2015 of $23.4 million and $24.0 million, respectively, tell us what these amounts represent and their relevance. Finally tell us the amount recognized in net sales during fiscal 2016, 2015 and 2014 of inventory sold that was not valued.

Response

The Company incurred costs of $1.2 million in fiscal year 2016, $1.1 million in fiscal year 2015, and $0.9 million in 2014 for excess protein, antibody and chemically-based inventory, which was not valued. These costs were recorded within the cost of sales line on the consolidated statements of earnings.

The Company recorded inventory reserves of $23.4 million at June 30, 2016 and $24.0 million at June 30, 2015. The inventory reserves represent the cumulative write-down of inventory to the lower of cost or market at the close of a fiscal period. The write-down of inventory creates a new cost basis that subsequently is not marked-up based on changes in underlying facts and circumstances.   The following is disclosed in our Critical Accounting Policies (page 31) and Note 1 (page 39) of the June 30, 2016 Form 10-K:

“To meet strict customer quality standards, the Company has established a highly controlled manufacturing process for proteins, antibodies and its chemically-based products. These products require the initial manufacture of multiple batches to determine if quality standards can be consistently met. In addition, the Company will produce larger batches of established products than current sales requirements due to economies of scale. The manufacturing process for these products, therefore, has and will continue to produce quantities in excess of forecasted usage. The Company values its manufactured protein and antibody inventory based on a two-year forecast and its chemically-based products on a five year forecast. Inventory quantities in excess of the forecast are not valued due to uncertainty over salability.”

As we discussed in our March 8, 2006 response to a comment letter received by us dated February 28, 2006, the most important factors in producing proteins, antibodies and our chemically-based products are quality and consistency. Customers who use the products in scientific experiments rely on the Company's product to be of the highest quality and of consistent purity and activity. If the products do not meet these standards, it could result in inconclusive or erroneous experiment results, and could affect conclusions made by the customer during the experiment and/or could result in the expense of repeating the experiment.

Once a new product has been developed and the procedures and protocols for manufacturing the product have been established, the Company produces two to three lots (batches) of each product in order to determine that the product can be made consistently. If these lots meet strict quality control standards they will become inventory on hand, most likely resulting in excess inventory on hand.

Manufacturing of an established product can result in differing quantities of finished product. Because the manufacturing process is scientific in nature, many factors can affect the yield obtained from a particular manufactured lot of product, including temperature, quality of raw materials, the person manufacturing the product and/or the equipment used. This means that at the start of the manufacturing process, it is not known how much finished product will result. In addition, because of the large number of proteins and antibodies the Company offers, it is more efficient to produce larger lots of each product in order to reduce the number of lots needed to be manufactured in a particular time period.

The manufacturing process for proteins, antibodies, and chemically-based products, therefore, has produced, and may continue to produce, quantities in excess of forecasted usage. This is a result of the above noted variables involved in the manufacturing process.

The reserve is primarily comprised of new products and/or slow moving products for which the likelihood of selling all or a majority of the inventory on hand is highly uncertain. At the time many of these products are developed, there may be no market or a very limited market for them because of the limited scientific knowledge of their biological function and activity. Subsequently, scientific interest may increase appreciably as more research is conducted and published. This is a process that occurs over multiple years and, as a result, may lead to significant increases in sales of these products. Since we are on the leading edge with the development and release of new proteins and antibodies associated with those proteins, it is very difficult to predict whether a market for them will ever develop. Accordingly, we assign little or no value to new products at the time of their initial release as we cannot estimate sales beyond two-year to five-year horizon.   Although stability of products is not guaranteed, many of our products remain stable for a period beyond the two-year to five year-horizon. Therefore, each year we do record some sales of products for which the associated inventory has not been valued. These sales were less than 3% of consolidated net sales during each of the fiscal years ended June 30, 2016, 2015, and 2014. The Company concluded that these sales were immaterial to our consolidated financial statements.

In future 10-K filings, the Company will expand our disclosure regarding valuation of inventories to include discussion of the lower of cost or market adjustment recorded and the amount of net sales recognized on inventory that was not valued to include the substance of the following paragraph:

“The company records a lower of cost or market adjustment to cost of sales for those quantities that are in excess of the manufactured protein and antibody two-year forecast and the chemically-based products five year forecast. For the years ended June 30, 20XX, 20XX, and 20XX the amount recognized in net sales of inventory sold that was not valued is not material.”

The Company considers sales of inventory that was not valued representing 10% or more of our consolidated net sales to be material for the Company. We will include expanded disclosures if sales exceed that threshold.

Form 10-Q for the Quarter Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

2. Please tell us why you refer to adjusted financial measures rather than to non-GAAP financial measures as it appears from disclosure in your earnings release that you believe the adjusted financial measures represent non-GAAP financial measures.

Response

As disclosed in our earnings release, the Company believes that the adjusted financial measures represent non-GAAP financial measure. Therefore, in future filings we will confirm the titles of these financial measure between the press release and related Form 10-Q. Future Form 10-Q filings will disclose these financial measures as “Non-GAAP adjusted financial measures”.

3. Please explain to us how each of your adjusted financial measures:

●	is helpful in assessing your ongoing operating results;
●	facilitates your internal comparisons to historical operating results; and
●	facilitates comparisons to competitors' operating results.

In your response, indicate how the adjustments to arrive at adjusted financial measures relate to assessing ongoing results and facilitate your internal comparisons to historical operating results. In this regard, amortization of intangible assets you acquire and stock-based compensation appear to be ongoing expenses. Also in your response, provide us some examples as to how adjusted financial measures facilitate comparisons to competitors.

Response

We believe that reporting non-GAAP adjusted net earnings enhances the comparability of our results between periods and provides additional information and transparency to investors on adjustments and other items that are not indicative of the Company’s current and future operating performance.

Since the beginning of fiscal year 2014, the Company has undergone radical transformative changes. These changes have included nine acquisitions which resulted in a significant amount of acquired inventory and intangible assets as well as acquisition-related expenses, including contingent consideration. These expenses can vary significantly from period to period based on current activity. The Company excluded amortization of purchased intangible assets and purchase accounting adjustments, including costs recognized upon the sale of acquired inventory and acquisition-related expenses, from this measure because they occur as a result of specific events, and are not reflective of our internal investments, the costs of developing, producing, supporting and selling our products, and the other ongoing costs to support our operating structure

The Company’s non-GAAP adjusted net earnings also excludes stock based compensation expense. Stock based compensation expense can and has varied significantly from period to period as the Company continues to expand employee participation in the stock based compensation program and as a result of changes in valuation assumptions. Stock based compensation is excluded from non-GAAP adjusted earnings because of the nature of this charge, specifically the varying available valuation methodologies, subjective assumptions, and the variety of award types. Its exclusion facilities comparison of the Company’s operating results to peer companies.

In addition to traditional GAAP metrics, non-GAAP adjusted net earnings is one of the primary metrics used by management in evaluating the Company’s performance. For example, the Company uses non-GAAP net earnings to forecast future results, provide earnings guidance to investors, compensate employees, make strategic decisions and allocate Company resources.

We present non-GAAP adjusted net earnings in a manner that is transparent. The adjustments have been consistently applied period over period by the Company, and we have provided investors with relevant details for each adjustment to allow them to assess the usefulness of the adjustment. Further, analysts for our industry group base their third party consensus estimates on non-GAAP adjusted net earnings per share metrics. Additionally, the Company has performed benchmarking against the peer group companies identified in our proxy and noted similar adjustments for acquired intangible asset amortization, acquisition related charges, and share based compensation in the calculation of non-GAAP measures.

4. Provide us a comparison of the effective tax rate determined in your GAAP financial statements to the effective rate you apply to adjustments to arrive at adjusted financial measures for the quarter and six months ended December 31, 2016, and explain to us the reason for the differences.

Response

Our reported tax rate for 2016 and 2015 includes the tax rate impact of discrete tax items. Depending on the nature of discrete tax items, our reported tax rate may not be consistent on a period to period basis. The Company independently calculates a Non-GAAP adjusted tax rate to be applied to the identified Non-GAAP adjustments considering the impact of discrete items on these adjustments and the jurisdictional mix of the adjustments. The following table summarizes the reported GAAP tax rate and the effective rate applied to adjustments to arrive at the adjusted financial measures for the quarter and six months ended December 31, 2016.

	Second Quarter Ended December 31		Six Months Ended December 31
	2016	2015	2016	2015
Reported GAAP tax rate	53.4%	26.9%	40.0%	27.8%

Non-GAAP adjusted tax rate applied to adjustments	28.6%	30.1%	30.0%	30.7%

The difference between the reported GAAP tax rate and Non-GAAP tax rate applied to the adjustments for the quarter and six months ended December 31, 2016 is primarily a result of the discrete income tax expenses recorded for the revaluation of contingent consideration. Contingent consideration, which is not tax deductible, represented $10.5 million and $12.4 million of the acquisition related expenses during the quarter and six months ended December 31, 2016.

The tax impact of the research and development credit and foreign adjustments represent discrete and other non-recurring charges which impact our reported GAAP tax rate and may not be consistent on a period to period basis. Historically, the Company considered the research and development credit an item that should be excluded from non-GAAP adjusted net earnings because it was not guaranteed and required annual approval by Congress. The Company concluded in fiscal year 2017 that this item should no longer be adjusted as it was permanently extended by Congress. The Company’s adjusted net earnings calculation for the six months ended December 31, 2016 reflects this change.

The Company will include expanded disclosures in future filings to further explain the reason for material differences between the GAAP tax rate and the effective rate applied to adjustments to arrive at the Non-GAAP financial measures.

Certifications

Exhibits 31.1 and 31.2

5. Please amend your certifications to properly reflect your current business name. The certifications state the company's name as Techne Corporation. This comment also applies to your Form 10-Q for the quarterly period ended September 30, 2016.

 Response

The Company has filed a Form 10-Q/A for the quarterly periods ended September 30, 2016 and December 31, 2016 to amend the certifications to state the company’s name as Bio-Techne Corporation.

Definitive Proxy Statement

Executive Compensation

Compensation Discussion and Analysis, page 18

6. With respect to your Annual Goal-Based Cash Awards, please confirm that you will revise future filings, as applicable, to disclose the threshold, target and maximum level of achievement required for each metric and explain how actual performance relative to each metric factored into the actual payout.

Response

In future filings with respect to the Company’s short-term cash incentive awards, the Company undertakes to disclose the threshold, target, and maximum level of achievement required for each metric and to explain how actual performance relative to each metric factors into actual payout of such awards.

7. Please tell us why your Compensation Discussion and Analysis does not explain the basis for the bonus payments referenced in the final sentence of footnote 1 on page 30 of your definitive proxy statement. Also, explain to us where these bonus payments are reflected in your Summary Compensation Table.

Response

The Company has reviewed the above-referenced disclosures and its records. The Company has determined that the bonus payments referenced in the final section of footnote 1 on page 30 of the Company’s definitive proxy statement should have described the short-term cash incentives earned for FY 2016 performance, which are accurately described in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. Accordingly, the sentence should have read as follows: “On July 28, 2016, the Executive Compensation Committee approved the following cash incentive payments: Mr. Kummeth in the amount of $1,221,097, Mr. Hippel in the amount of $421,660, Mr. Eansor in the amount of $282,110, Mr. Gavin in the amount of $136,278, and Mr. Gould in the amount of $145,463.” The Compensation Discussion and Analysis describes the bases for these short-term incentive compensation payments on pages 21 and 22.

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the company, I thank you for your consideration of our responses. Should the Staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me.

Sincerely,

 /s/ James T. Hippel

James T. Hippel

Chief Financial Officer